UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BASANITE, INC.

(Name of Issuer)

Common Stock - $0.001 Par Value

(Title of Class of Securities)

70438T101

(CUSIP Number)

Ronald J. LoRicco, Sr.

216 Crown St., Suite 502

New Haven, CT 06510

(203)865-3123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS RVRM Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 27 - 3185154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 29,283,333 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 29,283,333 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,283,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (2)
14	TYPE OF REPORTING PERSON OO

(1) RVRM Holdings, LLC ("RVRM") is the direct holder of 29,283,333 shares. Ronald J. LoRicco Sr. is a member of RVRM.

(2) The percentage of shares of common stock reported owned by the Reporting Person is based upon 175,441,563 shares of common stock outstanding as of May 8, 2019.

1	NAME OF REPORTING PERSONS ARGJ, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 82 - 1079981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,566,667 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .9% (4)
14	TYPE OF REPORTING PERSON OO

(3) ARGJ, LLC (“ARGJ”) is the direct holder of 1,566,667 shares. Ronald J. LoRicco Sr.’s brother, Richard LoRicco, Jr., is the manager of ARGJ. Ronald J. LoRicco Sr. is neither a manager nor a member of ARGJ. Ronald J. LoRicco Sr. disclaims beneficial ownership of all of the securities that are beneficially owned by ARGJ, except to the extent, if any, of his pecuniary interest therein.

(4) The percentage of shares of common stock reported owned by the Reporting Person is based upon 175,441,563 shares of common stock outstanding as of May 8, 2019.

1	NAME OF REPORTING PERSONS RJC3, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 82 – 1080083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,566,667 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .9% (6)
14	TYPE OF REPORTING PERSON OO

(5) RJC3, LLC ("RJC3") is the direct holder of 1,566,667 shares. Ronald J. LoRicco Sr.’s brother, Richard LoRicco, Jr., is the manager of RJC3. Ronald J. LoRicco Sr. is neither a manager nor a member of RJC3. Ronald J. LoRicco Sr. disclaims beneficial ownership of all of the securities that are beneficially owned by RJC3, except to the extent, if any, of his pecuniary interest therein.

(6) The percentage of shares of common stock reported owned by the Reporting Person is based upon 175,441,563 shares of common stock outstanding as of May 8, 2019.

1	NAME OF REPORTING PERSONS First New Haven Mortgage Co. LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 47-3643178
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 4,000,000 (7)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 4,000,000 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2% (8)
14	TYPE OF REPORTING PERSON OO

(7) First New Haven Mortgage Co. LLC ("FNHM") is the direct holder of 4,000,000 shares. Ronald J. LoRicco Sr. and his brother, Richard LoRicco Jr., are managers and members of FNHM.

(8) The percentage of shares of common stock reported owned by the Reporting Person is based upon 175,441,563 shares of common stock outstanding as of May 8, 2019.

ITEM 1.	SECURITY AND ISSUER

This statement of beneficial ownership on Schedule 13D/A is filed with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of BASANITE, INC., a Nevada corporation (the “Company” or “Issuer”). The principal executive offices of the Company are located at 2041 NW 15thAvenue, Pompano Beach, Florida 33069.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Ronald J. LoRicco Sr, a resident of the United States. Mr. LoRicco Sr. is an attorney at The LoRicco Law Firm, LLC. The address of the principal office of The LoRicco Law Firm is 216 Crown Street, Suite 502, New Haven, Connecticut 06510.

Mr. LoRicco, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. LoRicco has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. LoRicco is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal funds; working capital

ITEM 4.	PURPOSE OF TRANSACTION.

Investment purposes

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The responses to Items 7-13 of the cover page to this Schedule 13D/A are incorporated by reference.

(b)

The responses to Items 7-13 of the cover page to this Schedule 13D/A are incorporated by reference.

(c)

Except as otherwise disclosed herein, no Reporting Person has effected any other transactions in the Common Stock during the past 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

NA

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2019

	By:	/s/ Ronald J. LoRicco Sr.
	Name:	Ronald J. LoRicco Sr.
	Title:	Individual